SHARPE RESOURCES CORPORATION
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

May 6, 2005





Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders

Please find enclosed a copy of a change of Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation **changing the date from June 9th, 2005 to June 15th, 2005**, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

Per: Shaun A. Drake

SAD/cd

Encl.



CDS INC.
A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [ ]
Change [X]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5			Telephone: 416-361-0737
			Contact Name: SHAUN A. DRAKE
Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: ~~XXXXXXXXXXX~~ BEAU CAIRNS

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual
[X] Special
[ ] General
[ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

	yyyy	mm	dd
Record Date	2005	04	27
Meeting Date	2005	06	15
Material Mail Date	2005	05	18

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

[1] # of publications at $93.00 per publication $: 93.00
Plus 7% GST $: 6.51
or 15% HST (*Nfld, NS, NB residents only*) $
Subtotal $: 99.51
Plus 7.5% QST (*Quebec residents only*) $
Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number: 1018767224

Authorized Signature for Invoicing (Transfer Agents only)
***Note:** Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 820011L1008	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	May 6, 2005
Title	Signature	Date